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                          September 8, 2020

       Jeffrey E. Schwarz
       Chief Executive Officer
       HL Acquisitions Corp.
       499 Park Avenue, 12th Floor
       New York, NY 10022

                                                        Re: HL Acquisitions
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed August 12,
2020
                                                            File No. 001-38563

       Dear Mr. Schwarz:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. We note that there is a concurrent Form F-4 filing by Fusion Fuel Green Ltd. regarding the transaction
disclosed in your preliminary proxy statement. To the extent that any comments on the Form
F-4 apply to your preliminary proxy statement, please apply these comments to your
preliminary proxy statement and amend your disclosure accordingly, so that the disclosure in
your proxy statement is consistent with that in the Form F-4.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jeffrey E. Schwarz
HL Acquisitions Corp.
September 8, 2020
Page 2

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any questions.



                                                          Sincerely,
FirstName LastNameJeffrey E. Schwarz
                                                          Division of
Corporation Finance
Comapany NameHL Acquisitions Corp.
                                                          Office of Energy &
Transportation
September 8, 2020 Page 2
cc:       Jeffrey Gallant
FirstName LastName